

November 24, 2010

James L. Fox
Rock of Ages Corporation
560 Graniteville Road
Graniteville, VT 05654

> **Re: Rock of Ages Corporation**
> **Schedule 13E-3**
> **Filed on October 29, 2010**
> **File No. 005-51813**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on October 29, 2010**
> **File No. 000-29464**

Dear Mr. Fox:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Introduction

1.   We note your statement that "[t]he information contained in this Schedule 13E-3 and the Proxy Statement concerning Rock of Ages was supplied by Rock of Ages, and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and the Proxy Statement concerning each filing person other than Rock of Ages was supplied by each such filing person, and no other filing person takes responsibility for the accuracy of any information not supplied by such filing person." Because each of the filing persons has signed the

Schedule 13E-3, the language is inconsistent with the public disclosure otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3 and proxy statement.

2.   We note your statement that the filing of the transaction statement shall not be construed as an admission by any filing person or by any of their respective affiliates that any other filing person is an "affiliate" within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act. The identification of a filing person on the Schedule 13E-3 renders such disclaimer inappropriate. Please revise.

Exhibit 99(c)(2)

3.   We note the apparent disclaimer that the Covington material is solely for the use and benefit of the special committee and your board of directors and "shall not be reproduced, summarized, described or referred to, or furnished to any party, without [Covington's] prior written consent." Please disclose in the proxy statement, if true, that Covington has consented to use of its materials in the document.

Schedule 14A

General

4.   It appears from your forms of proxy cards that the company will post its proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site). Please confirm that the company will provide record holders with a notice informing them that the materials are available and explaining how to access those materials. See Exchange Act Rule 14a-16.

Forward-Looking Statements, page 17

5.   We note your disclosure that the proxy statement contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor provision is not available to statements made in connection with a going private transaction. See Exchange Act Section 21E(b)(1)(E). Please revise to remove the statement that this safe harbor is applicable, and also include disclosure stating that the safe harbor provisions in the Form 10-K incorporated by reference into the proxy statement do not apply to any forward-looking statements the company makes in connection with the Rule 13e-3 transaction. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to the going private transaction.

The Special Meeting, page 18

Solicitation of Proxies, page 20

6.   Please confirm your understanding that all written soliciting materials, including, without limitation, any scripts to be used in soliciting proxies over the telephone and emails, must be filed under the cover of Schedule 14A. See Exchange Act Rules 14a-6(b) and (c). In addition, please tell us what you mean by soliciting "via the Internet."

Special Factors, page 28

7.   Please move the "Special Factors" section so that it is prominently disclosed in the front of the proxy statement. See Exchange Act Rule 13e-3(e)(1)(ii).

Background of the Merger, page 31

8.   Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Where appropriate, please revise to summarize all the presentations or reports provided during the course of the meetings you have described, including preliminary analyses and reports. In addition, to the extent not already filed, please file all relevant reports, opinions, or appraisals as exhibits to the Schedule 13E-3.

9.   Neither the penultimate paragraph on page 37 nor disclosure elsewhere in this section appears to discuss whether and when the special committee, after considering the points raised by Covington and Skadden regarding the indication of interest from the private equity firm, ultimately decided not to pursue this indication of interest. Please revise to clarify.

Reason For the Board of Directors Adopting the Merger Agreement and Recommending That the Company's Shareholders Approve the Merger Agreement, page 48

10.   On the top of page 44, you state that your board of directors determined that the merger is fair to and in the best interests of the company's shareholders (other than the members of the Swenson Granite Group, to the extent they contribute their company shares to Parent prior to the merger pursuant to contribution agreements). In the first paragraph of this section, on page 48, you state that your board of directors believes that the merger is fair to and in the best interests of the company's shareholders, to the extent those shareholders' shares of your common stock are converted in the merger into the right to receive the merger consideration. The company's position as to fairness appears to include affiliated security holders because some of the company's affiliates are

shareholders, and some members of the Swenson Granite Group will be receiving the merger consideration. Rule 13e-3, however, requires affiliates to state whether the transaction is fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A, Exchange Act Rule 13e-3(a)(4) and Exchange Act Release 34-17719 at Q&A 21 (April 13, 1981) for guidance. Please revise to expressly disclose whether the transaction is substantively and procedurally fair to unaffiliated security holders.

11.   We note that your board of directors has expressly adopted the special committee's "determination" as to the fairness of the transaction, and carefully "evaluated and considered various factors considered by the special committee and various other factors." We also note that your board of directors has "carefully evaluated and considered various factors considered by the special committee and various other factors, including, but not limited to the following." Please revise to include a materially complete discussion of the factors considered by your board of directors or to eliminate the suggestion that your existing disclosure is incomplete.

12.   The recommendation and analysis does not appear to address all of the factors described in Instruction 2 to Item 1014, or explain in detail why such factors were not deemed material or relevant. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). To the extent that your board of directors has based its conclusion regarding fairness on the factors analyzed by the special committee, it must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). In this respect, please disclose in this section whether your board of directors expressly adopted the special committee's discussion and analyses of the factors disclosed under the heading "The Special Committee" found on pages 44 through 48, or revise to discuss your board's consideration of all of the factors identified in Instruction 2 to Item 1014 of Regulation M-A.

13.   Please revise the fifth bullet point on page 49 to explain how this is a factor supporting the fairness of the transaction to unaffiliated shareholders.

Position of Parent, Merger Sub and the Members of the Swenson Granite Group As To the Fairness of the Merger to the Company's Shareholders That Are Receiving the Merger Consideration, page 50

14.   In the first paragraph of this section, you state that Parent, Merger Sub and the members of the Swenson Granite Group believe that the merger is fair to and in the best interests of the company's shareholders, to the extent those shareholders' shares of common stock are converted in the merger into the right to receive the merger consideration. Because some members of the Swenson Granite Group will be receiving the merger consideration,

the position of Parent, Merger Sub and the members of the Swenson Granite Group as to the fairness of the transaction appears to include affiliated security holders. Rule 13e-3, however, requires affiliates to state whether the transaction is fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A, Exchange Act Rule 13e-3(a)(4) and Exchange Act Release 34-17719 at Q&A 21 (April 13, 1981) for guidance. Please revise to expressly disclose whether the transaction is fair to unaffiliated security holders.

15.   The discussion on pages 50 through 53 does not appear to address all of the factors described in Instruction 2 to Item 1014, or explain in detail why such factors were not deemed material or relevant. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). We note for example that the discussion does not appear to address the factors described in clause (iv) of Instruction 2 to Item 1014 or explain in detail why such factor was not deemed material or relevant. If the parties have based their conclusion and analysis regarding fairness on the conclusions and factors analyzed by another party, they must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).

16.   Please revise the first bullet point on page 51 to explain why the Parent, Merger Sub, and the members of the Swenson Granite Group believe that the company's historical performance and financial results indicate that the transaction is fair to unaffiliated security holders.

17.   In the third full bullet point on page 52, you refer to "arm's-length negotiations." Please delete all references to "arm's-length negotiations." Such references are inappropriate in a going private transaction by affiliates.

18.   In the last sentence of this section, you state that Parent, Merger Sub and the member of the Swenson Granite Group did not consider liquidation value in determining the fairness of the merger to those company shareholders whose shares of common stock are converted in the merger into the right to receive the merger consideration because the company's business is a viable, going concern business that will continue to operate upon consummation of the merger. Discuss whether the parties considered the possibility that the aggregate value of the individual assets may be worth more than the value of the business. If not, then please explain why. Please note that the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation value. See Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

Rock of Ages' Position as to the Fairness of the Merger to the Company's Shareholders
Receiving Merger Consideration, page 53

19.   It is unclear why it is necessary to include this separate section, which largely repeats the disclosure included in the section titled "Reason for the Board of Directors Adopting the Merger Agreement and Recommending that the Company's Shareholders Approve the Merger Agreement," that begins on page 48. Please revise or advise.

Opinion of the Financial Advisor to the Special Committee, page 56

20.   The third paragraph in this section states that the summary is qualified in its entirety by reference to the full text of the opinion. This appears to limit the extent to which investors are entitled to rely on your disclosure. While appropriate disclaimers concerning the nature of a summary are permitted, please revise to remove the implication that the summary is incomplete and does not describe all material bases for and methods of arriving at the opinion's findings.

Comparable Company Analysis, page 58

21.   Please revise to provide expanded disclosure concerning the methodology and criteria used in selecting these companies and transactions. Specifically, disclose whether the criteria were consistently applied and, if any company was deliberately excluded, briefly indicate the reasoning behind such exclusion.

22.   Please revise to discuss how the findings reflected in the chart on page 59 impacted Covington's analysis regarding the fairness of the transaction.

Benchmarking Analysis, page 60

23.   Please revise to discuss how the findings reflected in the charts on page 60 and 61 impacted Covington's analysis regarding the fairness of the transaction.

Comparable Transaction Analysis, page 61

24.   Please revise to provide expanded disclosure concerning the methodology and criteria used in selecting these companies and transactions. Specifically, please disclose whether the criteria were consistently applied and, if any transaction was deliberately excluded, briefly indicate the reasoning behind such exclusion.

25.   Please revise to discuss how the findings reflected on pages 61 and 62 impacted Covington's analysis regarding the fairness of the transaction.

Discounted Cash Flow Analysis, page 62

26.   Please disclose the financial projections used for this analysis or include a cross-reference to where the projections appear in the proxy statement.

27.   Please revise to further explain why Covington applied an EBITDA multiple of 6.0x — 8.0x, assumed a perpetual growth rate of 2.0% to 4.0% per year, and used a discount rate of 13% to 15%.

28.   Please revise to discuss how the illustrative range of equity values of the company ranging from $18.823 million to $34.384 million based on a discounted cash flow analysis of the company's projections impacted Covington's analysis regarding the fairness of the transaction.

Other Factors and Comparative Analysis, page 63

29.   We note your statement that in rendering its opinion, Covington considered certain other factors and conducted certain other comparative analyses. Please revise to include a materially complete description of the "certain other factors" and "other comparative analyses."

30.   Please revise this section to disclose the five trading day, thirty trading day, three-month, six-month, and twelve-month average closing prices for each respective trading period ending on May 7, 2010, and how the closing prices impacted Covington's analysis regarding the fairness of the transaction.

Conclusion, page 63

31.   The first sentence of the third paragraph of this section states that the summary set forth above does not purport to be a complete description of the analyses performed by Covington in connection with the rendering of its opinion. Please revise to remove the implication that the summary is incomplete and does not describe all material bases for and methods of arriving at the opinion's findings.

32.   We note the disclosure in the last paragraph of this section regarding past services provided by Covington to the company. Please describe the specific services provided by Covington and any of their affiliates to the filing persons and their affiliates and quantify the compensation received by Covington for the past two years. See Item 1015(b)(4) of Regulation M-A.

Interests of Rock of Ages Officers and Directors, page 68

33.   On page 68 you state that Donald Labonte, the company's President and Chief Executive Officer and a director of the company, will become the Chief Operating Officer of the

company, reporting to Robert Pope, the President and Chief Executive Officer of Parent, and will be offered the opportunity to purchase shares of membership interest in Parent on similar terms as key officers of Parent have purchased such shares. To the extent that any officer is not a member of the Swenson Granite Group and has not been included as a filing person, please tell us why you believe such person is not an affiliate engaged, directly or indirectly, in the going private transaction. For guidance, refer to Questions 201.01 and 201.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3. If you add any such employee as a filing person, please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. You will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any additional filing persons. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Question and Answer No. 5 of Exchange Act Release No. 17719 (April 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the current filing persons, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

Certain Material U.S. Federal Income Tax Consequences, page 76

34.	Please revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the Rule 13e-3 filing persons other than the company. See Item 1013(d) of Regulation M-A.

Dissenters' Rights, page 79

35.	Please revise the third paragraph of this section to remove the implication that the summary is incomplete and does not describe all material appraisal procedures.

The Merger Agreement, page 80

36.	We note your statement that the merger agreement is not intended to provide readers with "any other factual information" about you. Please revise to remove any potential implication that the merger agreement does not constitute disclosure under the federal securities laws. See Exchange Act Release No. 34-51283 (March 1, 2005).

Representations and Warranties, page 84

37.	We note your statement on page 84 that the representations and warranties have been made solely for the benefit of the other parties to the merger agreement. Please revise to remove any potential implication that the agreements filed as exhibits do not constitute disclosure under the federal securities laws. See Exchange Act Release No. 34-51283 (March 1, 2005).

38.   We note the disclaimer in the last sentence of the first paragraph of this section. Please confirm your understanding that you are responsible for considering whether additional specific disclosures of information regarding contractual provisions are required to make the statements included in the proxy statement not misleading.

Contribution Agreements, page 98

39.   Please revise to include a chart showing the number of shares that each member of the Swenson Granite Group will contribute to Parent and retain, as well as the amount of consideration they will receive in exchange for retained shares.

Where You Can Find More Information, page 106

40.   The fourth paragraph in this section indicates that you intend to forward incorporate by reference any additional documents you file between the date of the proxy statement and the date of the special meeting. Please advise us of the legal authority upon which you are relying to forward incorporate by reference. In responding, please note the updating and dissemination obligations in Exchange Act Rules 13e-3(d)(2), (e)(2), and (f)(1)(iii). Alternatively, delete this statement and revise the proxy statement to specifically indicate that you will incorporate any additional filings made before the special meeting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Perry Hindin, Special Counsel, at (202) 551-3444. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (603) 625-5650
        Michael B. Tule, Esq.
        McLane, Graf, Raulerson & Middleton PA